Exhibit 21

Intrusion Inc. and Subsidiaries

Subsidiaries of the Registrant

The following table lists the subsidiaries of the Registrant as of December 31, 2017, the state or other jurisdiction of incorporation and the names under which such subsidiaries do business. The Registrant owns all of the outstanding voting securities of each subsidiary.

Name of Subsidiary	Jurisdiction	Name under which doing business

Intrusion.com GmbH	Germany	Intrusion Inc.

Intrusion Ltd.	United Kingdom	Intrusion Inc.